December 16, 2024

Allen Salmasi
Chief Executive Officer
VEEA INC.
164 E. 83rd Street
New York, NY 10028

       Re: VEEA INC.
           Registration Statement on Form S-1
           Filed December 13, 2024
           File No. 333-283775
Dear Allen Salmasi:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology